FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  [x]  Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes [ ]  No  [x]

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

JA Solar Holdings Co., Ltd.
 Jinglong Group Industrial Park
Jinglong Street
Ningjin, Hebei Province 055550
The People’s Republic of China

This Form 6-K consists of:

A press release on entering into a long-term wafer supply agreement by JA Solar Holding Co., Ltd.  (the “Registrant”), made by the Registrant in English on September 10, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By  /s/ Huaijin Yang

Name:    Huaijin Yang

Title:       Chief Executive Officer

Date: September 11, 2007

JA Solar Secures a New Long-Term Wafer Supply Agreement and Revised a Major Supply Agreement to Support the Growth

Hebei, China, September 10, 2007– JA Solar Holdings Co., Ltd. (“JA Solar”, “the Company”) (NASDAQGM: JASO) today announced that it has entered a long-term wafer supply agreement with JiangSu Shunda Semiconductor Develop Co., Ltd. (“Shunda”).  The Company also announced that it has revised the prepayment terms of its wafer supply contract with JingLong Group.

Under the terms of the Shunda agreement, Shunda will supply JA Solar with silicon wafers starting immediately. The monthly supply will increase through the duration of the 41-month contract.  Total deliveries under the agreement can reach about 1.2GW.  JA Solar will make a total prepayment of RMB 350 million (approximately US$46.4 million in three installments) for future deliveries.

Shunda is a wholly owned subsidiary of JiangSu Shunda Group Corporation located in Yangzhou, Jiangsu Province. JiangSu Shunda Group is a leading high-technology enterprise focusing on the PV market. The company's rapid expansion in recent years has enabled it to produce polysilicon, mono-crystalline ingots, and wafers.For more information please visit www.shundasolar.com.

Separately, in line with industry standards the Company has revised the monthly prepayment terms under its existing contract with JingLong Group. According to the revised contract, JA Solar made the full prepayment to JingLong Group of RMB 300 million (approximately US$39.8 Million) on August 31, 2007.  JingLong Group will apply the prepayment against shipments to JA Solar on a ratio of RMB 10 per wafer shipped starting on January 1, 2008. As one of the primary suppliers of JA Solar, JingLong Group has shipped a total of 30.9 million wafers to JA Solar in the past twelve months.

“These contracts further strengthen our long-term wafer supply and will help enable us to meet the company’s growth objectives as we work to satisfy ever-demanding market needs,” said, Samuel Yang, Chief Executive Officer of JA Solar.  “We will continue to work with our entire supply chain to build key strategic relationships to ensure product quality, supply stability and the economics required for us to sustain target growth and profitability.”

About JA Solar Holdings Co., Ltd.
Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance monocrystalline solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information, please visit http://www.jasolar.com.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as ``will,'' ``may,'' ``expect,'' ``anticipate,'' ``aim,'' ``intend,'' ``plan,'' ``believe,'' ``estimate,'' ``potential,'' ``continue,'' and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contacts:

Jinlin Liu Vice President JA Solar ir@jasolar.com +1-514-531-5705	David Pasquale The Ruth Group dpasquale@theruthgroup.com +1-646-536-7006

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